=====================================================================




            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549


                        FORM 11-K
                      ANNUAL REPORT


                Pursuant to Section 15 (d)

          of the Securities Exchange Act of 1934

           for the year ended December 31, 1995

     AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
                 (Full title of the Plan)


            AMERICAN HOME PRODUCTS CORPORATION
(Name of Issuer of the securities held pursuant to the Plan)


                    Five Giralda Farms
                Madison, New Jersey  07940
         (Address of principal executive office)




=====================================================================

                                SIGNATURE
                                ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       AMERICAN HOME PRODUCTS CORPORATION


                                             /S/ John R. Considine
                                       By:  ---------------------------
                                             John R. Considine
                                             Vice President - Finance


Date: June 27, 1996



































                                   SIGNATURE
                                   ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AMERICAN HOME PRODUCTS CORPORATION
                                SAVINGS PLAN


                                     /S/ Thomas M. Nee
                                By:  -------------------------------
                                     Thomas M. Nee
                                     Chairman of the American Home
                                     Products Corporation Savings
                                     Plan Committee


Date:  June 27, 1996

            AMERICAN HOME PRODUCTS CORPORATION

                       SAVINGS PLAN

                   FINANCIAL STATEMENTS

             AS OF DECEMBER 31, 1995 AND 1994

  TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


























EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 045

            AMERICAN HOME PRODUCTS CORPORATION
                       SAVINGS PLAN
                DECEMBER 31, 1995 AND 1994

                          INDEX





                                                                  PAGE
                                                                 ------

Report of Independent Public Accountants

Statements of Net Assets Applicable to Participants'
Equity as of December 31, 1995 and 1994                          7 - 8


Statement of Changes in Net Assets Applicable
to Participants' Equity for the Year Ended
December 31, 1995                                                  9

Notes to Financial Statements as of
December 31, 1995 and 1994                                      10 - 14

Supplemental Schedules:

I.  Item 27a - Schedule of Assets Held for
    Investment Purposes as of December 31, 1995                   15

II. Item 27d - Schedule of Reportable Transactions
    for the Year Ended December 31, 1995                          16

Consent of Independent Public Accountants

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                 ----------------------------------------

To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1995. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 1995 and 1994, and the changes in net assets applicable to participants' equity for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            ARTHUR ANDERSEN LLP
New York, New York
June 19, 1996

                                             American Home Products Corporation Savings Plan
                                        Statement of Net Assets Applicable to Participants' Equity
                                                        As of December 31, 1995



                                                                                   Fidelity
                                                       Fidelity                  International
                                        AHPC Common    Magellan     Fidelity     Growth&Income
                          Income Fund    Stock Fund     Fund      Balanced Fund      Fund
                          -----------   -----------   ---------   -------------  --------------
Cash and Cash
  Equivalents           $  4,499,107    $ 1,929,783   $     -      $    -         $    -

Investments, at
 Market Value                  -        232,297,997   44,834,055   44,034,653       8,266,895

Group Annuity and
 Other Investment
 Contracts, at
 Market Value            318,631,790           -            -            -              -

Receivable from Cyanamid
 Employees' Savings
 Plan (Note 1)                 -               -            -            -              -

Receivable from AHPC       2,680,236        959,705      437,319      913,610         111,021

Loans to Plan
 Participants                  -               -            -            -              -
                        ------------   ------------  -----------   ----------       ----------
Net Assets Applicable
 Participants' Equity   $325,811,133   $235,187,485  $45,271,374   $4,948,263       $8,377,916
                        ============   ============  ===========   ==========       ==========


The accompanying notes to final statements are an integral part of this statement.

- -Continuation of the above page-


                                     American Home Products Corporation Savings Plan
                                Statement of Net Assets Applicable to Participants' Equity
                                                As of December 31, 1995
                                                      (Continued)



                                               Receivable
                                 Fidelity    From Cyanamid
                                U.S. Equity    Employees'
                                 Portfolio   Savings Plan    Loan Fund     Total Funds
                                -----------  --------------  ---------     -----------
Cash and Cash
  Equivalents                   $    -        $    -         $    -         $ 6,428,890

Investments, at
 Market Value                    55,970,100        -              -         385,403,700

Group Annuity and
 Other Investment
 Contracts, at
 Market Value                         -            -              -         318,631,790

Receivable from Cyanamid
 Employees' Savings
 Plan (Note 1)                        -       462,615,394                   462,615,394

Receivable from AHPC             1,242,319         -              -           6,344,210

Loans to Plan
 Participants                         -            -         27,257,838      27,257,838
                               -----------    ------------  -----------   -------------
Net Assets Applicable
 Participants' Equity          $57,212,419   $462,615,394   $27,257,838  $1,206,681,822
                               ===========   =============  ===========  ==============


The accompanying notes to final statements are an integral part of this statement.

                                       American Home Products Corporation Savings Plan
                                 Statement of Net Assets Applicable to Participants' Equity
                                                 As of December 31, 1994


                                                                                   Fidelity
                                                     Fidelity                   International
                         Interest    AHPC Common     Magellan     Fidelity      Growth&Income
                        Income Fund   Stock Fund       Fund      Balanced Fund      Fund
                      ------------   ------------    ---------   -------------  -------------
Cash and Cash
 Equivalents           $2,620,166      $1,726,851    $     -       $     -         $     -

Investments,at
 Market Value                -        151,709,106     12,750,577    38,962,201      4,948,595

Group Annuity and
 Other Investment
 Contracts, at
 Market Value         313,173,625            -             -             -               -

Receivable from
 AHPC                   1,431,050       1,201,297        212,265       406,599         96,267


Loans to Plan
 Participants                -               -             -             -               -
                     ------------     ------------    -----------  -----------     ----------
Net Assets
 Applicable to
 Participants'
 Equity              $317,224,841    $154,637,254    $12,962,842   $39,368,800     $5,044,862
                     ============    ============    ===========   ===========     ==========





The accompanying notes to financial statements are an integral part of this statement.

- -Continuation of the above page-

                             American Home Products Corporation Savings Plan
                       Statement of Net Assets Applicable to Participants' Equity
                                       As of December 31, 1994
                                              (Continued)

                           Fidelity
                         U.S. Equity
                          Portfolio       Loan Fund        Total Funds
                         -----------     -----------       -----------
Cash and Cash
 Equivalents             $    -          $    -            $ 4,347,017

Investments, at
 Market Value             31,367,965          -            239,738,444

Group Annuity and
 Other Investment
 Contracts, at
 Market Value                 -               -            313,173,625

Receivable from
 AHPC                        359,448          0              3,706,926


Loans to Plan
 Participants                 -          26,129,187         26,129,187
                         -----------    -----------        -----------
Net Assets
 Applicable to
 Participants'
 Equity                  $31,727,413    $26,129,187       $587,095,199
                         ===========    ===========       ============





The accompanying notes to financial statements are an integral part of this statement.

                                                      American Home Products Corporation Savings Plan
                                           Statement of Changes in Net Assets Applicable to Participants' Equity
                                                           For the year ended December 31, 1995
                                                                                                  Fidelity
                                                                                                International
                                      Interest       AHPC         Fidelity         Fidelity        Growth &
                                    Income Fund   Common Stock   Magellan Fund   Balanced Fund    Income Fund
                                    -----------   ------------   -------------   -------------    -----------
Additions

Participant Contributions           $24,386,746   $13,552,318     $5,990,292     $7,319,871       $1,922,359

Employer Contributions                7,186,096     6,385,178      1,455,065      1,980,517          521,704

Dividend Income on Investments             -        7,298,203      2,486,216      1,801,756          261,801

Interest on Group Annuity and Other
Investment Contracts and Cash
Equivalents                          20,571,036       133,390           -              -                -

Net Appreciation on Investments            -       82,486,189      4,057,439      3,912,741          472,708

Transfer in from Cyanamid Employees'
Savings Plan                               -             -              -              -                -

Loan Repayments, Including
  Interest                            6,852,278     2,970,837       748,022         715,623           195,918
                                    -----------   -----------     ----------     ----------        ----------
        Total Additions              58,996,156   112,826,115     14,737,034     15,730,508         3,374,490

Deductions:

Distributions to Participants       (39,295,910)  (12,939,475)    (1,439,262)    (4,139,867)         (406,944)

Loans Originated                     (6,964,520)   (3,565,657)      (412,733)      (643,756)          (85,202)
                                    -----------   -----------    ----------     -----------        ----------
        Total Deductions            (46,260,430)  (16,505,132)    (1,851,995)    (4,783,623)         (492,146)

Net Additions Prior to Interfund
Transfers                            12,735,726    96,320,983     12,885,039      10,946,885        2,882,344

Transfer between Other Funds         (4,149,434)  (15,770,752)    19,423,493     (5,367,422)          450,710
                                     -----------  ------------   -----------     -----------        ---------
Net Additions                         8,586,294    80,550,231    32,308,532       5,579,463         3,333,054

Net Assets Applicable to Participants'
Equity:

Beginning of year                   317,224,841   154,637,254    12,962,842      39,368,800         5,044,862
                                   ------------  ------------   -----------     -----------        ----------
End of year                        $325,811,133  $235,187,485   $45,271,374     $44,948,263        $8,377,916
                                   ============  ============   ===========     ===========        ==========

The accompanying notes to financial statements are an integral part of this statement.

                                                      American Home Products Corporation Savings Plan
                                           Statement of Changes in Net Assets Applicable to Participants' Equity
                                                           For the year ended December 31, 1995
                                                              Receivable
                                                            From Cyanamid
                                       Fidelity U.S.          Employees'
                                      Equity Portfolio        Saving Plan       Loan Fund      Total Funds
                                      ----------------      ---------------    -----------    ------------
Additions

Participant Contributions              $7,489,321            $     -           $     -         $ 60,660,907

Employer Contributions                  2,053,566                  -                 -           19,582,126

Dividend Income on Investments          1,276,730                  -                 -           13,124,706
Interest on Group Annuity and Other
Investment Contracts and Cash
Equivalents                                  -                     -                 -           20,704,426

Net Appreciation on Investments        11,952,118                  -                 -          102,881,195

Transfer in from Cyanamid Employees'
Savings Plan                                 -                 462,615,394           -          462,615,394
Loan Repayments, Including
  Interest                                828,020                  -           (10,146,383)       2,164,315
                                      -----------              ------------    -----------     ------------
       Total Additions                 23,599,755              462,615,394     (10,146,383)     681,733,069

Deductions:

Distributions to Participants         (2,756,343)                  -            (1,168,645)     (62,146,446)

Loans Originated                        (771,811)                  -            12,443,679             -
                                       ----------              ------------    ------------     ------------
       Total Deductions               (3,528,154)                  -            11,275,034      (62,146,446)

Net Additions Prior to Interfund
Transfers                              20,071,601              462,615,394       1,128,651       619,586,623

Transfer between Other Funds            5,413,405                  -                 -                 -
                                       ----------              -----------      -----------      -----------
Net Additions                          25,485,006              462,615,394       1,128,651       619,586,623

Net Assets Applicable to Participants'
Equity:

Beginning of year                      31,727,413                  -            26,129,187       587,095,199
                                      -----------             -------------    -----------     -------------
End of year                           $57,212,419             $462,615,394     $27,257,838    $1,206,681,822
                                      ===========             =============    ===========    ==============

The accompanying notes to financial statements are an integral part of this statement.

             AMERICAN HOME PRODUCTS CORPORATION
                        SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS
              AS OF DECEMBER 31, 1995 AND 1994




NOTE 1 -   PLAN DESCRIPTION
           ----------------
The following description of the American Home Products Corporation Savings Plan (the "Plan") only provides general information. Participants of the Plan should refer to the Plan document for a more detailed and complete description of the Plan's provisions.

General
- -------
The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") on February 28, 1985 and became effective on April 1, 1985. Full or part-time (U.S. paid) employees of the Company and its participating subsidiaries who are not subject to a collective bargaining agreement (non-union) are eligible to participate in the Plan after age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code (the "Code").

Effective December 31, 1995, the non-union participants (transferred participants) of the Cyanamid Employees' Savings Plan (the "ACY Plan") were included in the Plan. The assets attributable to these participants are reflected as a receivable from the ACY Plan at December 31, 1995. On January 3, 1996, the Plan received amounts due from the ACY Plan and invested them in the Interest Income Fund Fidelity Balanced Fund and the Fidelity U.S. Equity Index Portfolio. Thereafter, the transferred participants could elect to transfer their account balance into the Plan's investment options, in accordance with the Plan provisions. The transferred participants account balances became vested at the date of transfer. Future company matching contributions will vest according to the Plan's provisions, unless the transferred participants completed three or more years of service, in which case all future contributions will be vested at the better of each plan's vesting schedules.

Contributions
- -------------
Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of the participants' compensation, as defined in the Plan. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. AHPC will contribute in cash to each participant's account an amount equal to 50% of the participant's contributions to the Plan for contributions up to 6% of the participant's compensation. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

Vesting and Separation From Service
- -----------------------------------
Participants are fully vested at all times in amounts in the salary deferral and after-tax accounts. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined by the Plan. If participants have less than five years of continuous service, such participants become vested in matching contribution account according to the following vesting schedule:

                                         Vesting
       Years of Continuous Service      Percentage
       --------------------------      -----------
        1 year completed                   0%
        2 years completed                 25%
        3 years completed                 50%
        4 years completed                 75%

Regardless of the number of years of continuous service, participants shall be fully vested and receive funds attributable to matching contribution account upon reaching their 65th birthday or upon death, if earlier.

In the event participants' employment with AHPC is terminated prior to full vesting, shall receive the vested portion. The non-vested portion of such account is forfeited and becomes available to AHPC to satisfy future Company matching contributions.

Withdrawals
- -----------
Participants are entitled to withdraw all or any portion of account attributable to after-tax contributions. Participants may make full or partial withdrawals of funds in any accounts upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as defined in the Plan and determined by the AHPC Savings Plan Committee (the Committee), and have no other funds readily available to meet that need. Participants are limited to one hardship and one non-hardship (e.g. after age 59 1/2 or from the participant's after-tax contribution account) withdrawal each year. Participants cannot make a hardship withdrawal of the earnings on before-tax account balances which are credited on or after January 1, 1989.

At December 31, 1995 and 1994, approximately $31,701,000 and $54,416,000, respectively, of the net assets applicable to participants' equity represents the accumulated vested benefits of participants who have withdrawn from the plan but have not yet been paid.

Loans
- -----
Employees who have vested account balances of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 10 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to participants. The interest rate charged will be one which provides a return commensurate with a market rate, or such other rate as permitted by government regulations.

Amendment to the Plan
- ---------------------
The Plan was amended during 1994, due to the sales of certain subsidiaries of the Company. Plan participants who continued employment with these companies after the closing date of each agreement became fully vested regardless of their years of continuous service.

In addition, the Plan was amended in connection with the ACY Plan transfer of assets and liabilities to the Plan, in order to protect benefits and rights attributable to the transferred participants and effect certain other administrative changes.

NOTE 2 -  ACCOUNTING POLICIES
          -------------------

Investment Valuation
- --------------------
AHPC's common stock is recorded at fair market value at December 31. Units of participation in the Fidelity Funds are recorded at their published net asset value at December 31. The group annuity and other contracts comprising the Interest Income Fund are recorded at market based upon information supplied by First Fidelity Management Trust Company (the Trustee).

Investment transactions are recorded on a trade date basis for transactions recorded by the Trustee. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net appreciation/ (depreciation) of investments in the accompanying financial statements.

The net change in the difference between cost and current market value of investments held is reflected in net appreciation/(depreciation) of investments in the statement of changes in net assets applicable to participants' equity.

Administrative Costs
- --------------------
All costs and expenses of administering the Plan are paid by AHPC.

Receivable from American Home Products Corporation
- ---------------------------------------------------
The receivable from AHPC at December 31, 1995 and 1994 represents contributions and loan repayments withheld from employees but not remitted to the Trustee until 1996 and 1995, respectively.

Use of Estimates
- ----------------
The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from these estimates.

NOTE 3 - INVESTMENTS
         -----------
Participants can elect to have amounts credited to their account invested in any of six investment funds. Effective June 1, 1994 elections may be made in multiples of 10%. Prior to June 1, 1994 elections had to be made in multiples of 25%. Participants may transfer all, or any part, of the value of their account invested in any of the investment funds to another fund in multiples of 10% or in an amount of at least $250.

The six investment options are:

AHPC Common Stock Fund - consists primarily of AHPC common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for shares purchased at their direction under the Plan.

Interest Income Fund - consists primarily of group annuity contracts issued by life insurance companies and other contracts which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its contracts are not guaranteed by the Company or any other institution. However, the Committee has established guidelines that provide that contracts be placed with companies rated AA or higher by Moody's and Standard & Poors. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The overall annual return in the Fund was approximately 6.6% for 1995 and 6.0% for 1994.

Fidelity Balanced Fund - consists of units invested in a mutual fund managed by Fidelity Management & Research Company which is invested in high yielding securities, including common stocks, preferred stocks and bonds with at least 25% of the Fund's assets in fixed income senior securities.

Fidelity U.S. Equity Portfolio - consists of units invested in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the companies that make up the Standard & Poor's 500 Index.

Fidelity Magellan Fund - Consists of units invested in a mutual fund managed by Fidelity Management and Research Company that seeks long term capital appreciation by actively managing investments in the entire market.

Fidelity International Growth and Income Fund - consists of units invested in a mutual fund managed by Fidelity Management and Research Company that seeks long-term growth, and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.


NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------
The Plan is administered by the Committee, which was appointed by the Board of Directors of AHPC. Fidelity Management Trust Company was appointed by the Committee as Trustee and record keeper.

NOTE 5 - FEDERAL INCOME TAX STATUS
         -------------------------
The Plan obtained its latest determination letter on November 29, 1995, in which the Internal Revenue Service stated that the Plan, as amended effective December 22, 1994, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan as currently designed is being operated in compliance with the applicable requirements of the Code.

NOTE 6 - PLAN TERMINATION
         ----------------
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts and are entitled to full distribution of such amounts.

NOTE 7 - INVESTMENTS
         -----------
The fair market value of individual investments that represent 5% or more of the Plans total net assets as of December 31, 1995 and 1994 are as follows:

                                            1995             1994
                                          -------           ------
American Home Products Corp.
Common Stock, 2,394,975 and
   2,417,675 shares                     232,297,997      151,709,106

New York Life Insurance
   GAC 6.00% Due 12/29/98                      -          31,401,469
   GAC 7.82% Due 6/15/99                       -          43,418,227

IDS Life Insurance Company
       pooled separate account of
       guaranteed insurance contracts
       with interest rates ranging
       from 4.54% to 9.66% and with
       maturities extending from 1995
       through 2001.                           -          50,950,178

Fidelity Balanced Fund                         -          38,962,201

Fidelity U.S. Equity Portfolio                 -          31,367,965

                                                                     SCHEDULE I

                   American Home Products Corporation Savings Plan
                        Item 27a - Schedule of Assets Held
                             for Investment Purposes
                             as of December 31, 1995
                   Employer Identification Number - 13-2526821
                               Plan Number - 045

                                                                  Cost/
(b) Identity of Issuer: (c) Description of Investment       (d) Contract Value    (e) Current Value
- ----------------------  -----------------------------        ------------------   -----------------
Common Stock:
- -------------
American Home Products Corp.      2,394,975 shares               $171,896,174      $232,297,997
     Common Stock

Group Annuity and Investment Contracts:
- ---------------------------------------
Allstate Life Insurance
                     GIC 6.30% Due 9/15/00                          5,086,951         5,086,951
Metropolitan Life Insurance
                     GAC 6.38% Due 6/15/00                         22,873,296        22,873,296
                     GAC 4.36% Due 9/15/96                          5,513,415         5,513,415
                                                                                    -----------
New York Life Insurance
                     GAC 5.60% Due 6/30/96                         20,272,748        20,272,748
                     GAC 6.00% Due 12/30/96                        30,162,364        30,162,364
                     GAC 7.47% Due 6/15/98                         46,657,285        46,657,285
                                                                                    -----------




John Hancock Mutual Life Insurance
                    GAC 6.00% Due 6/28/96                          10,292,519        10,292,519
                    GAC 4.63% Due 9/15/96                          14,419,965        14,419,965
                                                                                    -----------
Prudential Insurance
                    GIC 7.80% Due 3/15/98                          16,502,790        16,502,790
                    GIC 5.50% Due 9/15/96                           9,938,592         9,938,592
                                                                                     ----------
                                                                                     26,441,382
                                                                                     ----------
Peoples Security Life Insurance
                    GIC 7.80% Due 3/15/98                          11,003,698        11,003,698
                    GIC 8.15% Due 4/15/96                          43,024,129        43,024,129
                    GIC 6.74% Due 6/15/00                          22,912,804        22,912,804
                                                                                     ----------
Principal Mutual Life Insurance
                   GIC 6.40% Due 3/31/00                           39,630,051        39,630,051

Transamerica Life and Annuity
                   GIC 6.24% Due 9/15/96                            20,341,183       20,341,183
                                                                   -----------      -----------
Total Group Annuity and Other Investment Contracts                 318,631,790      318,631,790

Mutual Funds:
- -------------
Fidelity Magellan Fund                    521,447 units             41,679,617       44,834,055

Fidelity Balanced Fund                  3,257,000 units             42,533,003       44,034,653

Fidelity International
Growth and Income Fund                    460,551 units              8,054,715        8,266,895

Fidelity U.S. Equity Portfolio          2,479,844 units             44,957,818       55,970,100

Loans Receivable:
- -----------------
Loans to Plan Participants
        Rates ranging from 7.0%
        to 10.9%.  Due through 2015.                                27,257,838       27,257,838


* These amounts are a related party interest.


The accompanying notes to financial statements are an integral part of this schedule

                                      American Home Products Corporation Savings Plan
                                      'Item 27D - Schedule of Reportable Transactions
                                        Employer Identification Number - 13-2526821
                                                    Plan Number  - 045

                                                                          (f) EXPENSES
                                   (c)                                      INCURRED
(a&b)IDENTITY OF PARTY AND       PURCHASE    (d) SELLING     (e) LEASE        WITH
DESCRIPTION                       PRICE         PRICE         RENTALS      TRANSACTION
- --------------------------     -----------   ------------    ---------    ------------
AMERICAN HOME PRODUCTS
CORP.
     COMMON STOCK
     251 PURCHASES             $51,828,576           0            0             0
     249 SALES                        0       $61,199,666         0             0

IDS LIFE INSURANCE
     13 SALES                                  52,844,048         0             0

METROPOLITAN  LIFE
     8 PURCHASES                22,500,000           0            0             0
     10 SALES                         0        42,940,711         0             0

JOHN HANCOCK MUTUAL
    10 SALES                          0        39,798,056         0             0

PEOPLES SECURITY LIFE
    13 PURCHASES                71,600,000                        0             0
    6 SALES                           0         9,392,349         0             0

PRINCIPAL MUTUAL LIFE
     6 PURCHASES                44,200,000           0            0             0
     3 SALES                          0         5,155,671         0             0

FIDELITY US GOVERNMENT
RESERVE FUND
     209 PURCHASES             236,787,983           0            0             0
     208 SALES                        0       235,095,702         0             0

FIDELITY MAGELLAN FUND
     248 PURCHASES              39,327,278           0            0             0
     203 SALES                        0        11,301,240         0             0

FIDELITY BALANCED FUND
     246 PURCHASES              17,248,399           0
     236 SALES                                 16,088,687         0             0

FIDELITY US EQUITY INDEX PORTFOLIO
     248 PURCHASES              23,511,583           0
     224 SALES                                 10,861,566         0             0


(A) REPORTABLE TRANSACTIONS ARE THOSE PURCHASES AND SALES OF THE SAME SECURITY WHICH, INDIVIDUALLY OR IN THE AGGREGATE, EXCEED 5%
OF THE TOTAL PLAN ASSETS AS OF THE BEGINNING OF THE PLAN YEAR

The accompanying notes to financial statements are an integral part of this schedule.

- - 16 -

                                      American Home Products Corporation Savings Plan
                                      'Item 27D - Schedule of Reportable Transactions
                                        Employer Identification Number - 13-2526821
                                                    Plan Number  - 045
<CAPTION                                               (Continued)

                                                   (f) CURRENT
                                                     VALUE OF
                                                     ASSET ON
(a&b)IDENTITY OF PARTY AND        (g) COST OF      TRANSACTION     (i) NET GAIN OR
DESCRIPTION                          ASSET            DATE               (LOSS)
- --------------------------        ------------    -------------    -----------------
AMERICAN HOME PRODUCTS
CORP.
     COMMON STOCK
     251 PURCHASES                $51,828,576     $51,828,576              0
     249 SALES                     46,483,758      61,199,666        $14,715,908

IDS LIFE INSURANCE
     13 SALES                      52,844,048      52,844,048              0

METROPOLITAN  LIFE
     8 PURCHASES                   22,500,000      22,500,000              0
     10 SALES                      42,940,711      42,940,711

JOHN HANCOCK MUTUAL
    10 SALES                       39,798,056      39,798,056              0

PEOPLES SECURITY LIFE
    13 PURCHASES                   71,600,000      71,600,000
    6 SALES                         9,392,349       9,392,349              0

PRINCIPAL MUTUAL LIFE
     6 PURCHASES                   44,200,000      44,200,000
     3 SALES                        5,155,671       5,155,671              0

FIDELITY US GOVERNMENT
RESERVE FUND
     209 PURCHASES                 236,787,983    236,787,983
     208 SALES                     235,095,702    235,095,702              0

FIDELITY MAGELLAN FUND
     248 PURCHASES                  39,327,278     39,327,278
     203 SALES                      10,393,654     11,301,240           907,586

FIDELITY BALANCED FUND
     246 PURCHASES                  17,248,399     17,248,399              0
     236 SALES                      16,291,331     16,088,687          (202,644)

FIDELITY US EQUITY INDEX PORTFOLIO
     248 PURCHASES                  23,511,583     23,511,583              0
     224 SALES                      15,659,902     16,861,566         1,201,664


(A) REPORTABLE TRANSACTIONS ARE THOSE PURCHASES AND SALES OF THE SAME SECURITY WHICH, INDIVIDUALLY OR IN THE AGGREGATE, EXCEED 5%
OF THE TOTAL PLAN ASSETS AS OF THE BEGINNING OF THE PLAN YEAR

The accompanying notes to financial statements are an integral part of this schedule.

- - 16 -

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  -----------------------------------------



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements, No. 33-45324 and 33-57339 and Form S-8 Registration Statements No. 2-96127, 33-24068,
33-53733, 33-41434, 33-55449, 33-45970, 33-14458, 33-50149 and 33-55456.


                                           ARTHUR ANDERSEN LLP

New York, New York
June 27, 1996